April 24, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Attention:	Tamara Tangen, CPA Division of Corporation Finance

Re:	Comment Letter Dated April 19, 2006 Juniper Networks, Inc. Form 10-K for the year ended December 31, 2005 Form 8-K filed January 25, 2006 File No. 0-26339
Ladies and Gentlemen:
     We refer to Mr. Krikorian’s letter dated April 19, 2006 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2005 and the Form 8-K dated January 25, 2006 of Juniper Networks, Inc. (the “Company”). The Company intends to respond to the Staff’s comments by May 17, 2006.
     If you have any questions, please do not hesitate to call Bret DiMarco at Wilson Sonsini Goodrich & Rosati at (650) 320-4638.

Sincerely, JUNIPER NETWORKS, INC.
/s/ Mitchell L. Gaynor
Mitchell L. Gaynor
Vice President, General Counsel and Secretary